

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 17, 2017

Michael J. Hennigan
President and Chief Executive Officer
Sunoco Logistics Partners L.P.
3807 West Chester Pike
Newtown Square, PA 19073

   Re: Sunoco Logistics Partners L.P.
     Registration Statement on Form S-4
     Filed December 20, 2016
     File No. 333-215183

Dear Mr. Hennigan:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Questions and Answers, page 1

Q: Will I continue to receive future distributions on my ETP common units and Series A units?, page 2

1. We note that ETP unitholders will receive 1.5 SXL common units for each ETP common unit, and after completion of the merger, ETP unitholders will be entitled only to distributions on any SXL common units received in the merger. Please expand your disclosure in this section to include that future cash distributions per 1.5 SXL common units will initially be less than the current distributions on 1.0 ETP common unit.

No SXL Unitholder Approval is Required, page 11

2.	Explain why no SXH unitholder approval is required, including under the NYSE rules. It appears that the common units to be issued exceeds 20% of the currently outstanding number of common units.

Material U.S. Federal Income Tax Consequences of the Merger, Page 15

3.	Clarify whether the opinions of Latham & Watkins or Vinson & Elkins may be waived. It is the staff's view that waiver of such opinions would constitute a material change and require the resolicitation of the Merger Proposal presenting it as a taxable transaction.

Risk Factors, page 30

ETP common unitholders will have a reduced ownership after the merger, page 35

4.	Please expand your disclosure to include the percentage of common units that current ETP common unitholders will own of the combined company as a result of the merger.

The Merger, page 47

Background of the Merger, page 49

5.	You indicate that ETP and SXL "regularly review operational and strategic opportunities." However, it is not clear how this led to ETPs decision to initiate discussions regarding a merger between the two parties.

6.	The second paragraph on page 49 has detailed disclosure about the various joint ventures between ETP and SXL. Given the level of detail about those joint ventures, it is not clear if this paragraph is for examples purposes only or if those ventures were pertinent to the entering in the merger agreement.

7.	We note that ETE management analyzed various options to improve the distribution coverage ratios and leverage ratios of ETP and SXL, including the merger of ETP and SXL. Please expand your disclosure regarding the various alternatives that were considered, and briefly explain why such alternatives were not pursued.

8.	While there were a number of meetings and discussions between representatives of ETP, ETE, SXL and the Advisors, some of them appeared to be more procedural in nature while others were more substantive in addressing the reasons for, and terms of the proposed transaction. Expand those paragraphs addressing the latter to summarize the substance of those discussions, not just list the topics discussed.

9.   Expand the fifth full paragraph on page 54 to explain why ETE "would not be willing to approve additional SXL incentive distribution subsidies" and to discuss "the unsustainability of ETP's current level of cash distributions per common unit." Indicate the extent to which "ETP would likely need to reduce distributions per common unit in order to reduce its leverage ratios and increase its cash distribution coverage ratios to levels that would support the longer term financial health and future cash distribution growth potential at ETP."

10.   Expand the discussion on page 59 to explain why the merger agreement was further amended after the press release announcing the transaction.

Opinion of the Financial Advisor to the ETP Conflicts Committee, page 64

11.   As previously requested, please provide us with the board books Barclays prepared and presented.

Unaudited Financial Projections of ETP, page 77

12.   We note that the ETP Distribution Reduction Case Projections reflect the hypothetical removal of the $465 million incentive distribution subsidy that was in place during 2017. Please disclose the assumptions underlying this adjustment.

13.   The ETP Distribution Case Projections suggest that distribution per ETP common unit and debt-to-EBITDA ratio projections were calculated and provided. Please include corresponding disclosure or explain why you have omitted this information from the proxy statement / prospectus in these circumstances. See Item 10(b) of Regulation S-K for guidance.

14.   Please quantify the key assumptions used to develop the unaudited financial projections of ETP. Similarly, please quantify the key assumptions used to develop the unaudited financial projections of SXL.

15.   You state on pages 77 and 81 that the management of ETP and SXL prepared unaudited financial projections to assist their respective board and conflicts committee in evaluating their respective operations and prospects. You further state on page 60 that the ETP conflicts committee viewed the exchange ratio as "fair and reasonable in light of ETP's recent and projected financial performance…" However, you state on pages 79 and 82 that unitholders are "cautioned not to place undue, if any, reliance" on the unaudited financial projections. Please revise to clarify how the ETP and SXL boards used the projections in their respective deliberative process and during negotiations, and explain further why you caution unitholders against relying on the same information when they decide how to cast their votes.

Directors and Executive Officers of SXL After the Merger, page 88

16.   Please clarify the management roles that current SXL GP directors and officers and SXL officers will hold in the combined company.

Sunoco Logistics Partners L.P. Unaudited Pro Forma Financial Information, page 110

Pro Forma Adjustments, page 115

17.   We note that pro forma adjustment (c) reflects changes in the net income allocation related to changes in the general partner's ownership interest and incentive distribution rights to occur in connection with the merger. Please expand your disclosure to summarize how the general partner's ownership interest and incentive distribution rights will change under the proposed merger, and quantify each of these pro forma adjustments separately within the pro forma adjustment description.

18.   Please provide additional disclosure to show how you calculate the pro forma weighted average number of common units outstanding on a basic and diluted basis. In doing so, please provide a reconciliation from ETP's historical weighted average number of common units outstanding to the pro forma weighted average number of common units outstanding.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration of the effective date of the pending registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael J. Hennigan
Sunoco Logistics Partners L.P.
January 17, 2017
Page 5

You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or Karl Hiller, Accounting Branch Chief, at 202-551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or me at (202) 551-3745 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Lande A. Spottswood, Esq.
       Vinson & Elkins LLP